UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2024

Commission File Number: 001-38652

X Financial

(Exact name of registrant as specified in its charter)

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen, 518067, the People’s Republic of China

+86-755-86282977

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release titled “X Financial Reports Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

X Financial

By:	/s/ Yue (Justin) Tang
Name:	Yue (Justin) Tang
Title:	Chairman and Chief Executive Officer

Date: March 26, 2024